AUTHENTIC TEAS INC.
Suite 1801-1 Yonge Street
Toronto, Ontario M5E 2A3 Canada

July 22, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Catherine T. Brown and James Allegretto, Senior Assistant Chief Account

Dear Sirs:
	Re:	Authentic Teas Inc. (the “Company”) Registration Statement on Form S-1 Filed: June 17, 2011 File No: 333-175003

                                 The Company writes in response to your letter of July 14, 2011 to Hrant Isbeceryan, President and director of the Company, with respect to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of July 14, 2011.

General

1.

Your disclosure indicates that you are a development stage company that intends to engage in the loose tea business on-line. We note that you have a limited operating history and revenues of approximately $4,657 since inception. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or explain why Rule 419 does not apply.

Rule 419 of Regulation C defines a “blank check company” as follows:

a company that:

  Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.
The Company is not a blank check company and as such, Rule 419 of Regulation C does not apply. The Company has a specific business plan, which is set out in detail in the Form S-1 and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. The Company is executing on its business plan and has sold and continues to market and sell its products in furtherance to its business plan. The Company has secured a supplier for its products. The Company has developed a website, which allows its customers to view and purchase its products. The Company has produced a professional quality video, which shows how its teas are produced. The Company has obtained organic certification for six out of its seven teas. The Company has designed unique packaging, which its believes distinguishes its product as a higher quality product. The Company has recently placed another order for $5,000 for teas from its supplier. Hence, the Company is actively engaged in a business and is not a blank check company.

Our Business, page 3

2.	Please revise to disclose under this heading the amount of accumulated losses to date.

The Company has amended page 3 to include amount of accumulated losses to date.

3.

We note your disclosure that “We require funds to enable us to address our minimal current and ongoing expenses.” Please also quantify the amount of funding you will need to raise over the next 12 months to continue in business.

The Company has amended page 3 to quantify the amount of funding that the Company requires.

4.

We note your disclosure that “there exists substantial doubt about our ability to continue as a going concern.” Please also disclose that your auditors have raised substantial doubt as to your ability to continue as a going concern.

The Company has amended page 3 to disclose that its auditors have raised substantial doubt as to our ability to continue as a going concern.

The Offering, page 11

5.	Please file the subscription agreement(s) used for the private placements referenced under this heading as an exhibit(s) to your registration statement. See Item 601(b) of Regulation S-K.

The Company has filed a form of the subscription agreement used for the private placements as exhibits.

Plan of Distribution, page 16

6.

Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may not be sustained even if developed.

The Company has amended page 16 to alert investors.

Description of Securities, page 18

7.

We note your disclosure here and on page 20 under “Corporate History” that you have 200,000,000 shares of authorized common stock. We further note that paragraph 3 of Schedule A to your Articles of Incorporation states that the aggregate number of shares authorized is 200,000,000, of which 100,000,000 shares are authorized as common stock and 100,000,000 shares are authorized as preferred stock. Please revise or advise.

The Company has revised its disclosure on pages 10, 18, and 20 to state that the Company’s is authorized to issue 100,000,000 shares of common stock.

Description of Business, page 20

8.

Please revise this section to clarify and better describe the status of your current operations and your proposed business operations. Please discuss the actual operations of your business, focusing on the particular means by which you generate revenues and incur expenses. For example, explain how much tea you need to sell to become profitable. In this regard, also describe your cost structure in enough detail so that investors can evaluate your business plan. Another example, we note that you have no employees and it appears all the officers have full time employment not involving your business. In light of this, please better explain how you are processing customer orders under these circumstances and describe your ability to meet new demand.

The Company has revised its disclosure on page 21 to expand on the description of business

Target Market, page 22

9.

We note your reference to the health benefits of tea. Please provide us with the basis of your statement or indicate that this is management’s belief. If the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

The Company has revised its disclosure on page 23 to eliminate any reference to the health benefits of tea.

Consumers and tea aficionados, page 23

10.

We note statements that one-in-five Americans are LOHAS consumers and your description of LOHAS as being “generally well-educated, wealthier than average and are willing to pay a premium price for a product which reinforces their lifestyle values.” Please provide support for these qualitative statements. In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles please provide copies of these documents to us, appropriately marked to highlight the sections relied upon.

The Company has revised its disclosure on page 23 to eliminate any reference to the LOHAS consumers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

11.

Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement concerning the uncertainty of the economy of Armenia. Discuss whether you expect that uncertainty to continue. Please also discuss how you plan to prioritize the milestones disclosed on page 26 over the next twelve months if your revenues and liquidity are insufficient to fund both the expenses of this offering and these milestones and the impact any scaling back of these milestones would have on your revenues, income and liquidity. Further, please discuss in reasonable detail:

Other economic or industry-wide factors relevant to your company,

Other material opportunities and challenges you face, and

Risks in the short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

The Company has revised its disclosure on pages 25 and 26 to include the recommended disclosure.

12.

Please note that section V of SEC Release No. 33-8350: Interpretation - Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations indicates that if companies have made material and significant accounting estimates or assumptions, management should provide disclosure about hose critical accounting estimates or assumption in their MD&A. To the extent applicable, please revise your filing to disclose your critical accounting estimates.

The Company has revised its disclosure on page 25 to state that it does not have any material and significant accounting estimates or assumptions.

Results of Operations, page 26

13.	Please revise your filing to discuss the impact of inflation and changing prices on your net sales and revenues and on income from continuing operations. See Item 303(a)(3)(iv) of Regulation S-K.

The Company has revised its disclosure on pages 25, 26, and 27 to discuss the impact of inflation and changing prices on our net sales and revenues and on income from continuing operations.

Revenue and Costs of Sales, page 26

14.

We note your disclosure that you generate revenues primarily from the sale of your tea products. Please tell us, and revise your disclosure as necessary to reflect, what non-primary sales streams you have generated revenues from.

The Company has revised its disclosure on page 26 to indicate that all of the Company’s revenues come from the sale of its tea products.

15.

We note your disclosure that a significant portion of your expenses were attributed to one-time legal fees. Please revise your filing to quantify that significant expense and disclose whether you anticipate similar significant expenses going forward that would indicate a material trend in your earnings and cash flow.

The Company has revised its disclosure on page 27 to expand on the discussion regarding the one-time legal fee.

Liquidity and Capital Resources, page 27

16.

We note your separate disclosures regarding the costs and expenses you anticipate incurring over the next 12 months to continue operations of $26,000 and $55,000, respectively, on pages 26 and 28. We also note your disclosure on page 45 regarding the $47,500 of estimated expenses associated with this offering. It is not clear what portion of the $26,000 or the $47,500 is currently reflected in the $55,000. Please reconcile these amounts and revise your disclosure to clarify for investors the total amount of cash requirements over the next 12 months to complete planned activities and fund cost and expenses for all of your operations and this offering. Please revise your disclosure throughout, as appropriate, consistent with this comment.

The Company has revised its disclosure on pages 26, 27, and 45 to clarify the Company’s anticipated expenses for the next twelve months.

Product Research and Development, page 28

17.	We note your disclosures that refer to “the twelve month period ending April 30, 2011.” Please revise to change the date to April 30, 2012, if appropriate.

The Company has revised its disclosure on page 28 to clarify the Company’s anticipated expenses for the next twelve months.

Consolidated Financial Statements, page 29

Notes to the Consolidated Financial Statements, page 34

Note 2 – Liquidity Risks and Management’s Plans, page 34

18.

We note your disclosure regarding management’s plans to resolve the conditions regarding your ability to continue operations as a going concern. Please note that Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a company’s financial difficulties along with all of its viable plans to overcome such difficulties when the filing contains an accountant’s report that is qualified as a result of questions about an entity’s continued existence. Please tell us if loans from officers and directors are among your viable plans. If so, please revise your disclosure as appropriate.

Loans from officers and directors are among the Company’s viable plans. The Company has revised its disclosure on page 34 to state this.

Note 3 – Summary of Significant Accounting Policies, page 34

19.	Please disclose the Company’s fiscal year-end date.

The Company has revised its disclosure on page 34 to state the Company’s fiscal year-end date.

Revenue Recognition, page 36

20.

We note your disclosure that one of the criteria for recognizing revenue is that delivery has occurred or services rendered. You also state that revenue is recognized upon shipment of products to customers. Please clarify your shipping terms and when title transfer to the customer for products shipped. Please revise your disclosure as necessary. See SAB Topic 13A 3. Delivery and Performance.

The Company has revised its disclosure on page 36 to clarify that the Company recognizes revenue upon the delivery to its customers.

Directors and Executive Officers, page 38

Business Experience, page 38

21.	Please revise the first sentence under this heading to reflect that you have more than one officer and director.

The Company has revised its disclosure on page 38 to clarify that the Company has more than one officer and director.

Involvement in Certain Legal Proceedings, page 39

22.

We note that your disclosure under this heading does not track each event set forth in Item 401(f) of Regulation S-K. To the extent that you provide negative disclosure for some of the events set forth in Item 401(f) of Regulation S-K, please revise to provide negative disclosure for each event.

The Company confirms that none of the events listed in Item 401(f) of Regulation S-K are applicable. As such, the Company has deleted any reference to Item 401(f) in the S-1.

Executive Compensation, page 40

23.

We note that the header to your summary compensation table reflects that it covers the period ended December 31, 2009, which is inconsistent with the disclosure preceding the table and in footnote (1) to the table. Please revise or advise.

The Company has revised its disclosure on page 40 to clarify that the summary compensation table is for the period ended April 30, 2011.

Transaction with Related Persons, Promoters and Certain Control Persons and Corporate Governance, page 41

24.

We note your disclosure that there have been no transactions with related persons since your inception in amount that exceeds the lesser of $120,000 or one percent of your total assets. However, we note that as of April 30, 2011 your total assets were $14,655 and your President lent you $10,500. Please revise or advise. Please also file this loan agreement as an exhibit to your registration statement. See Item 601(b) of Regulation SK.

The Company has revised its disclosure on page 42 to state that its President has loaned the Company money. There is no written agreement for this loan and there are no specific repayment terms.

Undertakings, page 50

25.

Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

The Company has included the undertaking required by Item 512(a)(6) on page 50.

Signatures

26.

In the second set of signatures, the Form S-1 should be signed by the registrant’s principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. In this regard, please revise the titles in the second set of signature blocks to include, as you do in the first set of signatures, the parenthetical references to your principal executive officer, principal financial officer and principal accounting officer.

The Company has revised its disclosure on page 50 to include the references to principal executive officer, principal financial officer, and principal accounting officer on its second set of signature blocks.

Exhibit 5.1

27.

Counsel states that it assumes no obligation to revise or supplement the opinion should the laws of the States of Nevada or the federal law of the United States be changed by legislative action, judicial decision or otherwise. Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legal opinion must be dated and filed on the date of effectiveness of the registration statement. Otherwise, revise the opinion to eliminate this limitation.

The Company’s counsel will file a legal opinion dated and filed on the date of effectiveness of the registration statement.

28.

Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act, rather than making such statement with respect to the rules and regulations of the Commission.

The Company’s has filed an amended legal opinion, which clarifies that counsel does not admit it is an expert within the meaning of Section 7 of the Securities Act of 1933.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Cam McTavish, at (604) 891-7731.

Yours truly,

AUTHENTIC TEAS INC.

/s/ Hrant Isbeceryan
Hrant Isbeceryan,
President, and Director